Filed Pursuant to Rule 424B2
Registration Number 333-14262

Prospectus Supplement
(To prospectus dated January 11, 2002)

US$430,000,000 Republic of Panama 9.375% Global Bonds Due 2023 Interest Payable January 16 and July 16

The global bonds will bear interest at the rate of 9.375% per year, accruing from December 3, 2002. The global bonds will mature on January 16, 2023. The global bonds are not redeemable prior to maturity.

The global bonds are direct, unconditional and unsecured obligations of Panama.

Application has been made to list the global bonds on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Global Bond	Total

Public Offering Price	98.857%	$425,085,100
Commissions	0.650%	$2,795,000
Proceeds to Panama (before net expenses)	98.207%	$422,290,100

Panama will issue the global bonds through the book-entry system of the Depository Trust Company on or about December 3, 2002.

You should read this prospectus supplement and the accompanying prospectus carefully before you invest.

Joint Lead Managers and Bookrunners

JPMorgan	Morgan Stanley

The date of this prospectus supplement is November 22, 2002.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The Republic of Panama has not authorized anyone to provide you with different information. The Republic of Panama is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic of Panama, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Panama and the global bonds which is material in the context of the issue and offering of the global bonds, and that such information is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed herein are honestly held and that, to the best of Panama’s knowledge and belief, there are no other facts the omission of which would make any such information or the expression of any such opinions and intentions materially misleading. Panama accepts responsibility accordingly.

You should rely on information provided or incorporated by reference in this prospectus supplement and the accompanying prospectus. Panama has not authorized anyone else to provide you with any other information. You should not rely on any other information in making your investment decision.

Panama is not offering to sell or soliciting offers to buy any securities other than the global bonds offered under this prospectus supplement, nor is Panama offering to sell or soliciting offers to buy the global bonds in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Panama has previously filed with the Securities and Exchange Commission (the “Commission”) and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Panama’s economic, fiscal or political circumstances may have changed since such dates.

The global bonds described in this prospectus supplement are debt securities of Panama being offered under Registration Statement No. 333-14262 filed with the Commission under the U.S. Securities Act of 1933; the accompanying prospectus is part of the registration statement. The accompanying prospectus provides you with a general description of the securities that Panama may offer, and this prospectus supplement contains specific information about the terms of this offering and the global bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents contain information regarding Panama, the global bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Panama and the global bonds. All such documents may be inspected at the office of the Commission. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

References to “US$”, “U.S.$” or “$” in this prospectus supplement are to U.S. dollars.

References to the “Republic” or “Panama” are to the Republic of Panama.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the global bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any such restrictions. See “Plan of Distribution” in this prospectus supplement.

Panama is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against Panama. See “Jurisdiction and Enforcement” in the accompanying prospectus.

FORWARD-LOOKING STATEMENTS

Panama has made forward-looking statements in this prospectus supplement. Statements that are not historical facts are forward-looking statements. These statements are based on Panama’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Panama undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Panama cautions you that many factors could affect the future performance of the Panamanian economy. These factors include, but are not limited to:

•	external factors, such as:

•	the interest rates in financial markets outside Panama;

•	the impact of hostilities or political unrest in other countries that may affect international trade, commodity prices and the global economy; and

•	the decisions of international financial institutions, such as the International Monetary Fund, regarding the terms of their financial assistance to Panama; and

•	internal factors, such as:

•	general economic and business conditions in Panama; and

•	the ability of the Panamanian government to secure the adoption of key economic reforms.

SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Republic of Panama.

Title of Security	9.375% Global Bonds Due 2023.

Aggregate Principal Amount	$430,000,000.

Maturity Date	January 16, 2023.

Interest Rate	9.375% per annum.

Issue Price	98.857%, plus accrued interest from December 3, 2002, if any.

Interest Payment Dates	January 16 and July 16 of each year, starting July 16, 2003.

Form
The global bonds will be represented by one or more book-entry securities in fully registered form, without coupons, which will be registered in the name of, and deposited with a custodian for, The Depository Trust Company (“DTC”). Beneficial interests in the global bonds will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the global bonds will be issued in definitive form. (See “Description of the Global Bonds—Definitive Global Bonds” in this prospectus supplement.)

Book-Entry System
Upon the issuance of the global bonds as book-entry securities, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the global bonds represented by the book-entry securities to the accounts of institutions (“DTC participants”) that have accounts with DTC or its nominee that the underwriters designates. Ownership of beneficial interests in the book entry securities will be limited to DTC participants or persons that may hold interests through DTC participants. Ownership of beneficial interests in the book-entry securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC participants) and on the records of DTC participants (with respect to interests of persons other than DTC participants). Investors may elect to hold interests in the global bonds through any of DTC, Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or the Euroclear System (“Euroclear”) if they are participants of such systems, or indirectly through organizations which are participants in such systems.

Payment of Principal and Interest
Principal and interest on the global bonds will be payable in U.S. dollars or other legal tender of the United States of America. As long as the global bonds are in the form of book-entry securities, payment of principal and interest to investors shall be made through the facilities of DTC.

Ranking
The global bonds will constitute direct, unconditional and general obligations of Panama and will rank equally, without any preference among themselves, with any other existing and future unsecured and unsubordinated indebtedness of Panama. (See “Description of the Global Bonds—General Terms of the Global Bonds” in this prospectus supplement and “Debt Securities— Status of the Debt Securities” in the prospectus.)

Negative Pledge	The global bonds will contain certain covenants, including restrictions on the incurrence of certain liens. (See “Debt Securities—Negative Pledge” in the prospectus.)

Events of Default
The global bonds will contain events of default, the occurrence of which may result in the acceleration of Panama’s obligations under the global bonds prior to maturity. (See “Debt Securities—Default, Acceleration of Maturity” in the prospectus.)

Listing	Application has been made to list the global bonds on the Luxembourg Stock Exchange.

Fiscal Agent
The global bonds will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, between Panama and JPMorgan Chase Bank, as fiscal agent, paying agent, transfer agent and registrar.

Taxation
For a discussion of the Panamanian and United States tax consequences associated with the global bonds, see “Taxation—Panamanian Taxation” and “—United States Taxation” in this prospectus supplement and “Debt Securities—Tax Withholding” in the prospectus. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the global bonds.

Governing Law	The laws of the State of New York will be the governing law except with respect to the authorization and execution of the global bonds, which will be governed by the laws of the Republic of Panama.

Further Issues
Panama may, without the consent of the holders of the global bonds, create and issue additional securities with the same terms and conditions as those of the global bonds (or with the same terms and conditions except for the amount of the first interest payment and issue price).

Clearing Reference Numbers	The clearing reference numbers for the global bonds are:

ISIN: US698299AS33

Common Code: 015897309

CUSIP: 698299AS3

USE OF PROCEEDS

The net proceeds from the sale of the global bonds will be approximately $422,165,100 after deduction of the underwriting commission and the net expenses payable by Panama, estimated to be $125,000. Panama will use a portion of the net proceeds to purchase from the underwriters $276 million aggregate face amount of Republic of Panama dollar-denominated Interest Reduction Bonds due 2014. Panama will also use a portion of the net proceeds to repurchase $59.754 million aggregate face amount of the Republic’s dollar-denominated Collateralized Fixed Rate Bonds due 2019, USD Par Series A and Series B. Panama will use the balance of the proceeds to pre-fund public debt amortization for 2003 and for the repurchase or exchange of external bonds.

RECENT DEVELOPMENTS

The information included in this section supplements the information about Panama contained in Panama’s annual report for the year ended December 31, 2001 on Form 18-K filed with the Commission on September 30, 2002, as amended. To the extent the information in this section is inconsistent with the information contained in such amended annual report, the information in this section replaces such information. Initially capitalized terms used in this section have the respective meaning assigned to those terms in such amended annual report.

The Economy

The Republic projects GDP growth for 2002 to be in the range of 1.0% to 1.5%, with the first quarter of 2002 registering growth of 0.8% compared with the first quarter of 2001, and the second quarter of 2002 registering growth of 1.1% compared with the second quarter of 2001. Inflation for the first half of 2002 is estimated to be 0.8%, and the Republic anticipates that inflation for 2002 will be between 0.5% and 1.0%. The consolidated non-financial public sector balance is expected to show a deficit of $301 million (2.7% of GDP) in 2002.

Panama has been affected by the general global economic downturn, and economic indicators continue to be mixed. Services, including government services, rose 5.6% and commerce rose 4.4% in the second quarter of 2002 year on year, but industrial production through June 30 fell 8% year on year, and the Colón Free Trade Zone and banking also showed declines during the same period of 9.6% and 3.6%, respectively, primarily due to financial difficulties in South American countries.

Exports of goods and services for the first half of 2002 decreased by 4.0% compared with the same period in 2001. Imports for the first half of 2002 decreased by 3.9% compared with the same period in 2001.

In the first half of 2002, the National Dialogue (the discussions among government, the business sector, representatives of workers and opposition parties) resulted in an agreement on the use of the fund in which proceeds generated from certain privatizations are deposited (the “Development Trust Fund”). The agreement is reflected in the Fiscal Responsibility Law, which was signed on May 7, 2002. The law sets targets for the ratio of total debt to GDP at 50% and the ratio of external debt to GDP at 35% and provides a mechanism to meet those targets over the medium term. To facilitate debt management, the law allows the Republic to invest up to 100% of the principal of the Development Trust Fund in Panamanian bonds. The law also provides for several large infrastructure projects, which are expected to stimulate employment starting in 2003. These projects include the widening of the Inter-American highway, irrigation projects, and projects aimed at increasing the supply of potable water.

On January 14, 2002, the Ministry of Economy and Finance announced the budget for 2002, invoking the mechanisms of Article 270 of the Constitution of Panama, which allowed the 2001 budget to be automatically extended as the 2002 budget with certain required adjustments. Under this procedure, all items included in the Republic’s 2002 budget proposal relating to contractual obligations, debt service and investment as previously authorized were automatically approved. The 2002 budget contemplates total expenditures of $6,135 million, an amount that includes both the spending required by Article 270 and approximately $232 million of spending cuts from the 2001 budget as originally approved.

In February 2002, the Government implemented a spending cut of $355 million. In the first half of 2002, the non-financial public sector registered a deficit of 2.7%, mainly attributable to an increase in medical services and personnel in the social security system. In June 2002, the Government implemented an additional spending cut of $150 million, and on June 26, 2002 the Government implemented a hiring freeze for the public sector, with the aim of achieving a fiscal deficit target of between 1.0% and 1.5% of GDP for 2002. In order to ensure compliance with the Fiscal Responsibility Law, on September 18, 2002 the cabinet announced spending cuts totaling $190.7 million to be spread broadly among central government operations and other public sector entities (decentralized institutions).

The budget for 2003 was submitted to the National Assembly on September 25, 2002, and was approved by the National Assembly on October 15, 2002. The 2003 budget contemplates total expenditures of $5,493 million. The 2003 budget was planned in accordance with the Fiscal Responsibility Law. Consequently, the 2003 budget is structured on a cash execution basis unlike budgets in previous years, which were formulated on a commitment execution basis. The Government believes that cash execution basis is an improved tool for managing the Government’s public finances. The 2003 budget includes investment projects which will be executed within the 2003 fiscal period. Under the 2003 budget, the total financial needs for the year are approximately $600 million, which include approximately $400 million in public debt amortizations, plus the anticipated deficit for 2003.

The Government remains committed to carrying out tax reform. On November 8, 2002, the National Dialogue began discussions regarding a proposed tax reform. The tax reform proposal is structured around two goals. The first is to improve administrative and operating procedures to increase efficiency in tax collection. The second is to broaden the tax base by extending the value-added tax to services and enacting an additional real estate tax. The tax proposal would also increase the exemption for salaries from the current level of $300 per month to $800 per month.

Panama has announced $145 million in investments in various water projects over the next two years to strengthen IDAAN, the national water company. Panama has also announced a $160 million project to build a second bridge over the Panama Canal.

Panama has decided not to privatize the Tocumen International Airport located outside Panama City. The Government instead plans to restructure the operations of the airport, as a state-owned company, in order to improve efficiency.

As of September 30, 2002, Panama’s external debt was equal to $6,199.36 million, down from $6,261.81 million as of December 31, 2001. The ratio of external debt to GDP as of September 30, 2002 was 55.0%.

In an effort to promote the development of Panama’s capital market, in 2002 the Government initiated a program of Treasury Note issuances. In five monthly auctions ending on November 1, 2002, Panama has issued approximately $160 million of 7.25% Treasury Notes due 2005.

On January 16, 2002, Panama issued $180 million principal amount of its 9.375% Global Bonds due 2012 in exchange for warrants that Panama had issued previously in connection with its July 13, 2001 tender offer. On July 19, 2002, Panama issued $150 million principal amount of its 9.375% Global Bonds due 2012 in a reopening of that issue. On September 19, 2002, Panama issued $170 million principal amount of its 9.375% Global Bonds due 2012 in an additional reopening of that issue. A portion of the September reopening was used to repurchase external debt.

In July 2000, Panama entered into a $30.0 million loan agreement with the International Commercial Bank of China, the proceeds of which are intended to be used to decrease poverty levels. The final three disbursements were made in one payment of $22.5 million in June 2002.

Political Developments

On September 1, 2002, the Government regained a working majority in the National Assembly on key economic issues. The Government remains committed to carrying out tax reform and social security reform, and anticipates pushing for tax reform and social security reform in the National Dialogue and using its working majority in the National Assembly to obtain passage of the resulting draft legislation. The Government has asked the National Dialogue to focus first on tax reform.

International Trade

In April 2002, Panama entered into the Panama-El Salvador Free Trade Pact, which covers about 85% of both countries’ output. This agreement is subject to ratification by both countries. In addition, Panama is currently negotiating bilateral trade agreements with each of Guatemala, Honduras and Costa Rica. Panama is also negotiating bilateral trade agreements with each of Nicaragua and the Dominican Republic. Panama expects to enter into a bilateral trade agreement with Mexico in 2003. Panama also negotiated an agreement in principle with Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua to work towards a Central American free trade zone by 2005. Panama has submitted this agreement to the National Assembly for ratification. Panama expects that the countries will sign this agreement in 2003.

In June 2002, Panama announced the creation of the Baru Free Trade Zone, located in the District of Baru, in the western province of Chiriqui. The objective of the creation of the Baru Free Trade Zone is to facilitate commercial access to and from markets in the Pacific, Central America, Mexico and the West Coast of the United States.

In April 2002, the Organization for Economic Cooperation and Development (OECD) removed Panama from the list of countries that it considers uncooperative tax havens. As part of an agreement with the OECD, Panama has pledged to improve the transparency of its tax system, and to provide certain tax information to the OECD member countries.

The Unit of Financial Analysis (UAF) of Panama has signed letters of understanding with regulatory bodies in eleven other countries in Latin America and the Caribbean to prevent money laundering. The letters of understanding pave the way for greater cooperation between countries in order to facilitate the exchange of information.

IMF Relationship

The IMF concluded its Article IV review of Panama in July 2002. IMF and Government representatives met in April 2002 following the expiration of Panama’s most recent stand-by agreement in March 2002. The Government is involved in ongoing conceptual discussions with the IMF about a possible new standby facility.

The Panama Canal

The Panama Canal Authority announced that preliminary estimates for toll revenues for fiscal 2002 reached a record $588.8 million, an increase of 1.6% over fiscal 2001. Toll revenues for fiscal 2001 were $573.6 million, a decline of 1.4% over fiscal 2000. In June 2002, the Panama Canal Authority announced proposed changes to the existing toll structure, which would include an average 8% increase in tolls, toll fees based on vessel tonnage and a fee for locomotive usage based on the number of locomotive cables required. The Panama Canal Authority implemented the fee structure in October 2002.

The Panama Canal Authority investment plan for 2002 through 2004 totals more than $350 million, of which $110 million is expected to be incurred during 2002. The Canal Authority is currently working on a five year plan which would include such major projects as deepening and widening sections of the Canal, the Gatun Lake project, acquisitions of tows and engines, rehabilitation of railways for towing engines and increasing capacity of the potable water system. No budget has yet been set for these projects.

In June 2002, Panama agreed to cancel the $22.2 million annual rental payments payable by a subsidiary of Hutchinson Whampoa, Ltd., the company that was granted the concession to operate the terminals at either end of the Panama Canal. The cancellation was granted in view of Hutchinson’s new investments in terminal expansion.

DESCRIPTION OF THE GLOBAL BONDS

Panama will issue the global bonds under the fiscal agency agreement, dated as of September 26, 1997, between Panama and JPMorgan Chase Bank, as fiscal agent. Panama has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description is a summary of the material provisions of the global bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the global bonds. Therefore, Panama urges you to read the fiscal agency agreement and the form of global bond in making your decision on whether to invest in the global bonds. Panama has filed a copy of these documents with the Commission, and copies of these documents are available at the office of the fiscal agent in New York City.

The following description of the particular terms of the global bonds offered hereby supplements and replaces any inconsistent information set forth in the description of the general terms and provisions of the debt securities set forth in the prospectus.

General Terms of the Global Bonds

The global bonds:

•	will be issued in an aggregate principal amount of $430,000,000.

•	will mature at par, including any accrued and unpaid interest, on January 16, 2023.

•	will bear interest at 9.375% per annum accruing from December 3, 2003, calculated on the basis of a 360-day year, consisting of twelve 30-day months.

•
will pay interest semi-annually in arrears in equal installments on January 16 and July 16 of each year, starting on July 16, 2003, to be paid to the person in whose name the global bond is registered at the close of business on the preceding January 1 for January 16 interest payments or July 1 for July 16 interest payments.

•
upon issuance, will be direct, unconditional and general obligations of Panama and will rank equally, without any preference among themselves, with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

•	will be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

•	will be issued in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	will be available in definitive form only under certain limited circumstances.

Payment of Principal and Interest

Panama will make payments of principal and interest on the global bonds in U.S. dollars through the fiscal agent to DTC, which will receive the funds for distribution to the holders of the global bonds. Panama expects that holders of the global bonds will be paid in accordance with the procedures of DTC and its direct and indirect participants. Neither Panama nor the fiscal agent will have any responsibility or liability for any aspect of the records of, or payments made by, DTC or any failure on the part of DTC to make payments to holders of the global bonds from the funds it receives.

If any date for an interest or principal payment is a day on which banking institutions in New York City are authorized or obligated by law or executive order to be closed, Panama will make the payment on the next New York City banking day. No interest on the global bonds will accrue as a result of this delay in payment.

If any money that Panama pays to the fiscal agent or to any paying agent for the payment of principal of or interest on the global bonds is not claimed two years after the principal or interest was due and paid by Panama, then the fiscal agent or paying agent will repay the money to Panama. If this occurs, Panama will promptly confirm the receipt of this repayment in writing to the fiscal agent. After any such repayment, the fiscal agent or paying agent will not be liable with respect to the payments. However, Panama’s obligations to pay the principal of and interest on the global bonds as they become due will not be affected by such repayment. The global bonds will become void unless presented for payment within five years after the maturity date thereof (or such shorter period as may be prescribed by applicable law).

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes. The fiscal agent is entitled to enter into business transactions with Panama or any of its respective affiliates without accounting for any profit resulting from such transactions.

Paying Agents; Transfer Agents; Registrar

Panama has initially appointed JPMorgan Chase Bank as paying agent, transfer agent and registrar. Panama may at any time appoint new paying agents, transfer agents and registrars. Panama, however, will at all times maintain:

•	a principal paying agent in New York City, and

•	a registrar in New York City.

In addition, so long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Panama will maintain a paying agent and a transfer agent in Luxembourg. Panama will promptly provide notice (as described under “—Notices”) of the termination or appointment of, or of any change in the office of, any paying agent, transfer agent or registrar.

Definitive Global Bonds

Panama will issue global bonds in definitive form in exchange for the book-entry securities only if:

•
DTC is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a “clearing agency” registered under the Securities Exchange Act of 1934, and Panama does not appoint a qualified successor within ninety (90) days after DTC notifies Panama or Panama becomes aware that DTC is unwilling, unable or ineligible to act as depositary or is no longer registered to be a “clearing agency”;

•	Panama, at its option, elects to terminate the book-entry system through DTC; or

•	an event of default with respect to the global bonds shall have occurred and be continuing as described under “Debt Securities—Default; Acceleration of Maturity” in the prospectus.

Payments on any definitive global bonds will be made at the Global Trust Services Office of the fiscal agent in New York City and at the specified office of the paying agent in Luxembourg (against surrender of the relevant definitive global bond, in the case of payments of principal). You will not be charged a fee for the registration of transfers or exchanges of definitive global bonds. You may transfer any definitive registered global bond, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent.

Notices

Panama will publish notices to the holders of the global bonds in a leading newspaper having general circulation in London and New York. Panama expects that it will make such publication in the Financial Times and The Wall Street Journal. So long as the global bonds are listed on the Luxembourg Stock Exchange and the rules of that Exchange so require, Panama will also publish notices to the holders of the global bonds in a leading newspaper having general circulation in Luxembourg. Panama expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Panama will publish such notices in one other leading English language daily newspaper with general circulation in Europe. Panama will consider a notice to be given on the date of its first publication.

In the case of the book-entry securities, notices also will be sent to DTC or its nominee, as the holder thereof, and DTC will communicate such notices to DTC participants in accordance with its standard procedures.

Further Issues of the Global Bonds

Panama may, without the consent of holders of the global bonds, create and issue further securities with the same terms and conditions as those of the global bonds (or with the same terms and conditions except for the amount of the first interest payment and the issue price).

Purchase of Global Bonds by Panama

Panama may at any time purchase any of the global bonds in any manner and for any consideration. All global bonds which are purchased by or on behalf of Panama may be held, resold or surrendered for cancellation.

Listing

Application has been made to list the global bonds on the Luxembourg Stock Exchange.

GLOBAL CLEARANCE AND SETTLEMENT

Panama has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg, and Panama takes responsibility for the accurate reproduction of this information. Panama takes no responsibility, however, for the accuracy of this information. DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Panama nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Nor will Panama or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	a limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of transactions between its participants. It does this through electronic book-entry changes in accounts of its participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, American Stock Exchange and the National Association of Securities Dealers, Inc.

Euroclear and Clearstream, Luxembourg

Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement, and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream, Luxembourg participants.

Distributions with respect to global bonds held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg participants in accordance with its rules and procedures to the extent received by the depositary for Clearstream, Luxembourg.

Ownership of Bonds through DTC, Euroclear and Clearstream, Luxembourg

Panama will issue the global bonds in the form of one or more fully registered book-entry securities, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry securities. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interest in the book-entry securities through Euroclear or Clearstream, Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and

Clearstream, Luxembourg will hold their participants’ beneficial interests in the book-entry securities in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.

Panama and the fiscal agent generally will treat the registered holder of the global bonds, initially Cede & Co., as the absolute owner of the global bonds for all purposes. Once Panama and the fiscal agent make payments to the registered holders, Panama and the fiscal agent will no longer be liable on the global bonds for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry securities, you must rely on the procedures of the institutions through which you hold your interests in the book-entry securities (including DTC, Euroclear, Clearstream, Luxembourg and their participants) to exercise any of the rights granted to the holder of the book-entry securities. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry securities, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.

DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the global bonds through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the global bonds. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the global bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream, Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the global bonds, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed global bonds. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

Transfers Within and Between DTC, Euroclear and Clearstream, Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the global bonds among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer. The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the global bonds to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge beneficial interests in the global bonds to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Trading Between Euroclear and/or Clearstream, Luxembourg Participants

Participants in Euroclear and Clearstream, Luxembourg will transfer interests in the global bonds among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream, Luxembourg Purchaser

When the global bonds are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the global bonds and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the global bonds will be credited to the depositary’s account. After settlement has been completed, DTC will credit the global bonds to Euroclear or Clearstream, Luxembourg. Euroclear or Clearstream, Luxembourg will credit the global bonds, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the global bonds by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date) either from cash on hand or existing lines of credit. Under this approach, however, participants take on credit exposure to Euroclear or Clearstream, Luxembourg until the global bonds are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the global bonds. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the global bonds were credited to the participant’s account. However, interest on the global bonds would accrue from the value date. Therefore, in many cases the interest income on global bonds which the participant earns during that one-day period will substantially reduce or offset the amount of the overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the global bonds can use its usual procedures for transferring global bonds to the depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream, Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer global bonds through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the global bonds to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

Finally, a day trader that uses Euroclear or Clearstream, Luxembourg and that purchases global bonds from a DTC participant for credit to a Euroclear or Clearstream, Luxembourg account holder should note that these trades will automatically fail on the sale side unless affirmative action is taken. At least three techniques should be readily available to eliminate this potential problem:

•
borrowing through Euroclear or Clearstream, Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream, Luxembourg account) in accordance with the clearing system’s customary procedures;

•
borrowing the global bonds in the United States from a DTC participant no later than one day prior to settlement which would give the global bonds sufficient time to be reflected in the borrower’s Euroclear or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•
staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream, Luxembourg accountholder.

TAXATION

Panamanian Taxation

The following is a summary of certain Panamanian income and estate tax considerations that may be relevant to a prospective investor in the global bonds. The summary is based on laws, decrees, regulations, rulings and judicial and administrative interpretations in effect on the date of this prospectus supplement, all of which are subject to change. This summary is not intended to constitute a complete analysis of the tax consequences under Panamanian law of an investment in the global bonds. Prospective holders of the global bonds should consult their own tax advisors to determine the tax consequences arising from the purchase, ownership and disposition of the global bonds.

Taxation of Global Bonds

Interest payable on the global bonds will not be subject to income tax or withholding requirements in Panama. Gains realized by a holder of the global bonds on the sale or other disposition of the global bonds will be exempt from income or capital gain tax in Panama. Losses recognized on the sale or disposition of global bonds will be disallowed as a deduction for income tax purposes. Transfers of global bonds are not subject to stamp or estate taxes in Panama.

United States Taxation

The following is a summary of certain United States federal income and estate tax considerations that may be relevant to an initial purchaser of a global bond. This summary is based on United States federal tax laws in effect on the date of this prospectus supplement. All of these laws and authorities are subject to change at any time, perhaps with retroactive effect. No assurances can be given that any changes in these laws or authorities will not affect the accuracy of the discussions set forth in this summary.

This summary deals only with holders that hold the global bonds as capital assets as defined in the United States federal tax laws. This summary does not purport to deal with all aspects of United States federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the “Code”)). Also, this summary does not address tax considerations applicable to special classes of holders, such as:

•	investors who do not purchase the global bonds in the offering at the offering price;

•	dealers in securities or currencies, banks, tax-exempt organizations and life insurance companies;

•	traders in securities that elect to mark to market;

•	persons that hold global bonds as part of a hedging transaction or as a position in a straddle or conversion transaction; and

•	persons whose functional currency is not the U.S. dollar.

Prospective purchasers of global bonds should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code, and the laws of any other taxing jurisdiction, of the ownership of global bonds.

Definition of United States Holder

In general, a “United States Holder” is a holder of global bonds who or that is:

•	an individual citizen or resident of the United States;

•	a domestic corporation or partnership;

•	an estate the income of which is subject to United States federal income tax without regard to its source; or

•
a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

United States Holders

The following discussion applies to you if you are a United States Holder.

Payments of Interest.    Interest on a global bond will be taxable to you as ordinary income at the time it is received or accrued, depending on your method of accounting for tax purposes.

Interest paid by Panama on the global bonds will constitute income from sources outside the United States and with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you under the United States federal income tax laws.

Purchase, Sale, and Retirement of the Global Bonds.    Your adjusted tax basis in a global bond will generally equal its cost to you. You will generally recognize capital gain or loss on the sale or retirement of a global bond equal to the difference between the amount realized on the sale or retirement (not including any amounts attributable to accrued but unpaid interest) and your adjusted tax basis in the global bond. Such capital gain or loss will be long-term capital gain or loss if the global bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Your ability to offset capital losses against ordinary income is limited. Any gain or loss you recognize on the sale or retirement of a global bond generally will be treated as income from sources within the United States or loss allocable to income from sources within the United States for United States federal income tax purposes.

Non-United States Holders

The following discussion applies to you if you are not a United States person for U.S. federal income tax purposes (“non-United States Holder”).

Interest on the Global Bonds.    Subject to the discussion of backup withholding below, you generally will not be subject to United States federal income tax, including withholding tax, on payments of interest on the global bonds.

However, you may be subject to United States federal income tax on payments of interest on the global bonds if you:

•	are an insurance company carrying on a U.S. insurance business to which the interest is attributable within the meaning of the United States federal tax laws; or

•
have an office or other fixed place of business in the United States to which the interest is attributable and the interest is derived in the active conduct of a banking, financing or similar business within the United States.

Disposition of the Global Bonds.    Subject to the discussion of backup withholding below, you will not be subject to United States federal income tax on any capital gain realized on the sale or retirement of the global bonds unless:

•	that gain or income is effectively connected with your conduct of a trade or business within the United States; or

•	you are an individual who is present in the United States for a total of 183 days or more during the taxable year in which the gain or income is realized, and either:

•	the gain is attributable to an office or fixed place of business maintained in the United States by you; or

•	you have a tax home in the United States.

Estate Tax.    The global bonds will be treated as situated outside the United States for purposes of the United States federal estate tax. Thus, for purposes of that tax, the global bonds will not be included in your gross estate for such purposes.

Backup Withholding and Information Reporting.    In general, information reporting requirements will apply to payments of principal of and interest on the global bonds to non-corporate United States Holders if those payments are made within the United States or are made by or through a custodian or nominee that is a United States Controlled Person, as defined below. Backup withholding tax will apply to those payments if such a United States Holder fails to provide an accurate taxpayer identification number or, in the case of interest payments, fails to certify that it is not subject to backup withholding or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its United States federal income tax returns. Payments of principal and interest to beneficial owners who are non-United States Holders generally will not be subject to information reporting and backup withholding, but those holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on United States Internal Revenue Service Forms W-8BEN.

The payment of proceeds of a sale or redemption of global bonds effected at the U.S. office of a broker will generally be subject to the information reporting and backup withholding rules described above. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a United States Controlled Person, unless the broker has documentary evidence that the holder or beneficial owner is a non-United States Holder (and, has no actual knowledge or reason to know the contrary) or the holder or beneficial owner otherwise establishes an exemption.

A payment to a foreign partnership is treated, with some exceptions, for backup withholding purposes as a payment directly to the partners, so that the partners are required to provide any required certifications. If you hold a global bond through a partnership or other pass-through entity, you should consult your own tax advisors regarding the application of these regulations to your situation.

A “United States Controlled Person” is:

•	a United States person (as defined in the United States Treasury regulations);

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is derived for tax purposes from a U.S. trade or business for a specified three-year period; or

•	a foreign partnership in which United States persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Any amounts withheld under the backup withholding rules from a payment to a holder of a global bond generally will be allowed as a refund or a credit against the holder’s United States federal income tax liability as long as the holder provides the required information to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement incorporated by reference in the Terms Agreement dated November 22, 2002 among the Republic and the underwriters named below, the underwriters have severally, but not jointly, agreed to purchase, and Panama has agreed to sell to the underwriters, the following principal amount of the global bonds:

Underwriters	Principal Amount of Global Bonds
J.P. Morgan Securities Inc	$215,000,000
Morgan Stanley & Co. Incorporated	$215,000,000

Total	$430,000,000

Concurrently with its agreement to sell the global bonds to the underwriters, Panama agreed to purchase, and the underwriters agreed to sell to Panama, US$276 million aggregate face amount of Panama’s outstanding Brady Bonds plus interest accrued on those securities to the date of delivery of the global bonds. Panama intends to use a portion of the net proceeds from the sale of the global bonds to pay the underwriters the purchase price of the Brady Bonds.

Global bonds sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If all of the global bonds are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

The global bonds are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. Only offers and sales of the global bonds in the United States as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

Each of the underwriters represents and agrees that it has not offered, sold or delivered and will not offer, sell or deliver any of the global bonds, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other material relating to the global bonds, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof, and that will not impose any obligations on Panama except as set forth in the underwriting agreement or the terms agreement.

Panama has agreed that it will not offer, sell, contract to sell or otherwise dispose of any debt securities of Panama, guaranteed by Panama or any agency or enterprise controlled by Panama that are substantially similar to the global bonds, are denominated in U.S. dollars, are to be placed outside of Panama and which have tenors substantially similar to the global bonds, during the period beginning on the date of this prospectus supplement and continuing to, and including, the completion of the distribution of the global bonds, without prior written consent of the underwriters.

In connection with the offering, the underwriters may purchase and sell global bonds in the open market. Such transactions include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater aggregate principal amount of global bonds than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the global bonds while the offering is in progress.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the global bonds. As a result, the price of the global bonds may be higher than the price that otherwise might exist in the open market. However, the underwriters do not make any representation or prediction as to the effect of such transactions on the price of the global bonds. Once these activities are commenced, they may be discontinued by the underwriters at any time.

These transactions may be effected in the over-the-counter market or otherwise.

Panama has agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the U.S. Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in respect thereof.

The address of J.P. Morgan Securities Inc. is 270 Park Avenue, New York, New York 10017 and the address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York. 10036.

VALIDITY OF THE GLOBAL BONDS

The validity of the global bonds will be passed upon for Panama by Lic. Alma Montenegro de Fletcher, the Procuradora de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración, and by Arnold & Porter, New York, New York, United States counsel to Panama, and for the underwriters by Sullivan & Cromwell, New York, New York, United States counsel to the underwriters, and by Arias, Fábrega & Fábrega, Panamanian counsel to the underwriters. As to all matters of Panamanian law, Arnold & Porter may rely on the opinion of the Procuradora de la Administración and Sullivan & Cromwell may rely on the opinion of Arias, Fábrega & Fábrega. As to all matters of United States law, the Procuradora de la Administración may rely on the opinion of Arnold & Porter and Arias, Fábrega & Fábrega may rely on the opinion of Sullivan & Cromwell.

OFFICIAL STATEMENTS AND DOCUMENTS

The information set forth herein relating to Panama has been reviewed by The Honorable Norberto Delgado Durán, Minister of Economy and Finance, and is included herein on his authority.

GENERAL INFORMATION

Due Authorization

Panama is authorized to issue the global bonds pursuant to Cabinet Decree No. 24 dated October 31, 2001 and Executive Decree No. 111 dated November 22, 2002.

Listing

Application has been made to list the global bonds on the Luxembourg Stock Exchange.

Litigation

Except as described herein, neither Panama nor any governmental agency of Panama is involved in any litigation or arbitration or administrative proceedings relative to claims or amounts that are material in the context of the issuance of the global bonds and that would materially and adversely affect Panama’s ability to meet its obligations under the global bonds and the fiscal agency agreement with respect to the global bonds. No such litigation or arbitration or administrative proceedings are pending or, so far as Panama is aware, threatened.

Documents Relating to the Global Bonds

Copies of the fiscal agency agreement and the form of global bond may be inspected during normal business hours on any day, except Saturdays, Sundays and public holidays, at the office of the fiscal agent specified on the inside back cover of this prospectus supplement.

Where You Can Find More Information on Panama

If any global bonds are listed on the Luxembourg Stock Exchange, copies of the most recent Panamá en Cifras (as or when available), or if Panamá en Cifras ceases to be published, comparable economic information of the office of the Comptroller General, and any documents incorporated by reference in this prospectus supplement may be obtained in English at the office of the listing agent for the global bonds and at the office of the fiscal agent during usual business hours on any day (Saturdays, Sundays and public holidays excepted).

Clearing

The global bonds have been accepted for clearance through DTC, Euroclear and Clearstream, Luxembourg (Common Code: 015897309, ISIN: US698299AS33; CUSIP No. 698299AS3.

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PROSPECTUS

REPUBLIC OF PANAMA

$1,100,000,000

Debt Securities
Warrants

Panama may offer up to $1,100,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities with or without warrants to purchase debt securities.

Panama may offer any combination of debt securities and/or warrants from time to time in one or more offerings. Panama will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Panama may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Panama has not authorized anyone to provide you with different or additional information. Panama is not making an offer of these debt securities or warrants in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is January 11, 2002.

WHERE YOU CAN FIND MORE INFORMATION

Panama voluntarily files annual reports with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Panama, and may be accompanied by exhibits. You may read and copy any document Panama files with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

The SEC allows Panama to “incorporate by reference” the information Panama files with it. This means that Panama can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Panama incorporates by reference the following documents:

♦	Panama’s Annual Report on Form 18-K for the year ended December 31, 2000; and

♦	All amendments to Panama’s Annual Report on Form 18-K for the year ended December 31, 2000 filed prior to the date of this prospectus.

Panama also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities and warrants covered by this prospectus. Each time Panama files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling the Embassy of Panama at the following address:

Embassy of Panama
2862 McGill Terrace, N.W.
Washington, D.C. 20008
Attn: Finance Section
(202) 483-1407

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Panama will use the net proceeds from the sale of the securities for the general purposes of Panama, including the refinancing of domestic and external indebtedness of Panama and for other budgetary purposes.

DEBT SECURITIES

Panama may issue debt securities, with or without warrants, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement, dated as of September 26, 1997, between Panama and The Chase Manhattan Bank, as fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to such securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Glossary” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms:

♦	the specific title or designation of the debt securities;

♦	the principal amount of the debt securities;

♦	the price of the debt securities;

♦	the stated maturity date on which Panama must repay principal;

♦	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

♦	the dates when any interest payments will be made;

♦	whether and under what circumstances Panama may redeem the debt securities before maturity;

♦	the currency or currencies in which such debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

♦	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

♦	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

♦	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

♦	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificate (physical) securities;

♦	whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed; and

♦	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Panamanian income tax consequences and special considerations applicable to that particular series of debt securities.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Panama. The holder of this debt security may thereafter look only to Panama for any payment.

Panama may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Panama and is not a trustee for the holders of the debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional and general obligations of Panama. Except as described under the heading “Negative Pledge” below, the debt securities are unsecured obligations of Panama. Panama has pledged its full faith and credit for the due and punctual payment of principal of and interest on the debt securities.

The debt securities of any series will rank equally in right of payment with all other indebtedness issued in accordance with the fiscal agency agreement and with all other unsecured and unsubordinated Indebtedness of Panama.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date; provided, however, unless otherwise specified in the prospectus supplement, interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses.

The register of holders of debt securities will be kept at the New York office of the fiscal agent.

Negative Pledge

Panama undertakes with respect to each series of debt securities that, as long as any debt securities of that series remain outstanding, it will not create or permit to subsist any Lien upon the whole or any part of its assets or revenues to secure any Public External Indebtedness of Panama, unless:

♦	the debt securities of such series are secured equally and ratably with such Public External Indebtedness; or

♦
the debt securities of such series have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by the holders of the debt securities of such series as provided under the heading “Meetings and Amendments” below.

Notwithstanding the foregoing, Panama may create or permit to subsist:

♦
any Lien upon property to secure Public External Indebtedness of Panama incurred for the purpose of financing the acquisition of such property and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

♦
any Lien existing on such property at the time of its acquisition to secure Public External Indebtedness of Panama and any renewal or extension of any such Lien which is limited to the original property covered thereby and which secures only the renewal or extension of the original secured financing;

♦
any Lien created prior to the date of issuance of the debt securities of such series, including any renewal or extension thereof which secures only the renewal or extension of the original secured financing;

♦
any Lien contemplated as of July 17, 1996 under the agreements (as they may be amended) implementing the Republic of Panama 1995 Financing Plan dated October 4, 1995 sent to the international financial community with the communication dated September 15, 1995 from the Minister of Planning and Economic Policy of Panama and explanatory communications relating thereto and implementing documentation therefor, including any Lien to secure obligations under the collateralized bonds issued thereunder (the “Collateralized Bonds”);

♦
any Lien securing Public External Indebtedness of Panama issued upon surrender for cancellation of the Collateralized Bonds or the principal amount of any indebtedness of Panama outstanding as of the date of the 1995 Financing Plan, in each case, to the extent such Lien is created to secure such Public External Indebtedness on a basis comparable to the Collateralized Bonds and the principal amount of Public External Indebtedness so secured is no greater than the principal amount of Collateralized Bonds or such other indebtedness so cancelled;

♦
any Lien securing Public External Indebtedness incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project and any renewal or extension of such Lien, provided that:

à
the holders of such Public External Indebtedness expressly agree to limit their recourse to the assets and revenues of such project as the principal source of repayment of such Public External Indebtedness; and

à	the property over which such Lien is granted consists solely of such assets and revenues;

♦
any Lien on the properties or revenues of the Development Trust Fund created by Republic of Panama Law No. 20 of May 15, 1995, provided that the equivalent in U.S. dollars of the amount secured by such Liens shall not at any time exceed the amount of all contributions to the Development Trust Fund from:

à	the net proceeds from the privatization of publicly owned companies or the initial payment for concessions granted to the private sector;

à	the proceeds from sales conducted of any Interoceanic Region Assets by the Interoceanic Region Authority;

à	sums bequeathed or donated to the Development Trust Fund by any person other than Panama or any governmental agency or affiliate thereof; and

à
any earnings on properties or revenues received pursuant to the three bullet points immediately above, and any renewal or extension of any such Lien which is limited to the original properties or revenues covered thereby; and

♦
Liens in addition to those permitted under the bullet points above, and any renewal or extension thereof, provided that the aggregate amount of Public External Indebtedness secured by such additional Liens shall not exceed the equivalent of $25,000,000.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to any series of debt securities:

(a) default by Panama in any payment of principal of any debt securities of any series for 15 days;

(b) default by Panama in any payment of interest on any debt securities of any series for 30 days;

(c) failure of Panama to perform any other obligation under the debt securities of that series, which continues for 60 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(d) acceleration of any aggregate principal amount of Public Indebtedness of Panama, which exceeds $25,000,000 (or its equivalent in any other currency), by reason of an event of default arising from Panama’s failure to make any payment of principal or interest under this Public Indebtedness when due;

(e) failure of Panama to make any payment in respect of the Public Indebtedness of Panama in an aggregate principal amount in excess of $25,000,000 (or its equivalent in any other currency) when due, which continues for 30 days after the holder of any debt securities of that series provided to the fiscal agent written notice requiring this default be remedied;

(f) declaration by Panama of a moratorium with respect to the payment of principal of, or premium or interest on, Public External Indebtedness of Panama which does not expressly exclude the debt securities of that series; or

(g) denial or repudiation by Panama of its obligations under the debt securities of that series.

If an event of default described in clause (a), (b), (f) or (g) above occurs with respect to any series of debt securities, then each holder of debt securities may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable.

If an event of default described in clause (c), (d) or (e) above occurs with respect to any series of debt securities, then the holders of not less than 25% in principal amount of all debt securities of that series then outstanding may declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held directly by Panama or on its behalf shall not be considered “outstanding” for this purpose.

Holders of debt securities may exercise these rights only by providing a written demand to Panama and the fiscal agent at a time when the event of default is continuing.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity at the option of Panama or the registered holders of these debt securities.

Panama may at any time purchase debt securities in any manner and at any price. These debt securities purchased by Panama may, at its discretion, be held, resold or cancelled.

Meetings and Amendments

General. A meeting of holders of debt securities of any series may be called at any time:

♦	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

♦	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Panama may at any time call a meeting of holders of debt securities of a series for any purpose. This meeting would be held at the time and place determined by Panama. If an event of default occurs and Panama or the holders of at least 10% of the aggregate principal amount of the outstanding debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 to 60 days before the meeting date.

Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities shall constitute a quorum.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting may be adjourned for a period of at least 10 days as determined by the chairman of the meeting. If the meeting is convened at the request of the holders, however, then the meeting shall be dissolved.

In the absence of a quorum at an adjourned meeting, this adjourned meeting may be further adjourned for a period of at least 10 days as determined by the chairman of the meeting. Notice of the reconvening of an adjourned meeting shall be given only once. This notice shall state expressly the percentage of the principal amount of the outstanding debt securities of that series which shall constitute a quorum. Subject to the foregoing, at the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25%

in principal amount of the outstanding debt securities shall constitute a quorum for the taking of any action set forth in the notice of the original meeting.

In addition, any meeting at which a quorum is present may be adjourned by the vote of a majority of the principal amount of the outstanding debt securities of the series represented at the meeting, and the meeting may be held as so adjourned without further notice.

If a quorum is present at the meeting, any resolution and all matters shall be effectively passed or decided by the vote of the persons entitled to vote 66 2/3% in aggregate principal amount of the outstanding debt securities of such series represented and voting at the meeting.

Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

♦	the proof of the holding of debt securities of such series;

♦	the adjournment and chairmanship of such meeting;

♦	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

♦	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Chairman. The fiscal agent will appoint a temporary chairman of the meeting by an instrument in writing. If Panama or the holders of the debt securities of a series called the meeting, however, then Panama or the holders calling the meeting, as the case may be, will appoint a temporary chairman by an instrument in writing.

A permanent chairman and a permanent secretary of the meeting shall be elected by the vote of the persons entitled to vote a majority of the principal amount of the outstanding debt securities of the series represented and voting at the meeting. The chairman of the meeting shall have no right to vote, except as a holder of debt securities of that series or proxy.

Record. A record, and at least one duplicate, of the proceedings of each meeting of holders will be prepared. One copy of the record of each meeting will be delivered to Panama and another to the fiscal agent to be preserved by the fiscal agent.

Amendments. Unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with

♦
the affirmative vote, in person or by proxy, of the holders of at least 66 2/3% of the aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting; or

♦	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of a series:

(i) Panama and the fiscal agent may modify, amend or supplement the terms of the debt securities of a series or, insofar as it affects the debt securities of that series, the fiscal agency agreement, in any way and (ii) holders of debt securities of a series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or action provided by the fiscal agency agreement or the debt securities of such series to be made, given or taken by holders of debt securities of such series.

The following actions may only be taken with the written consent or affirmative vote of the holder of each debt security of an affected series:

♦	change the due date for the payment of the principal of, or any installment of interest on, any debt security of such series;

♦	reduce the principal amount of any debt security of such series;

♦	reduce the portion of the principal amount which is payable in the event of an acceleration of the maturity of the debt security or the interest rate on the debt security;

♦	change the currency in which any amount in respect of the debt securities of that series is payable;

♦	change the required places at which any amount in respect of the debt securities of that series is payable;

♦	shorten the period during which Panama is not permitted to redeem the debt securities of that series;

♦	permit Panama to redeem these debt securities, if Panama is not permitted to redeem the debt securities of that series;

♦	reduce the proportion of the principal amount of the debt securities of that series that is required:

à	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series, or

à	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

♦	change the obligation of Panama to pay additional amounts.

Panama and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

♦	adding to the covenants of Panama;

♦	surrendering any right or power conferred upon Panama;

♦	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

♦	correcting any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

♦
amending the fiscal agency agreement or the debt securities of that series in any manner which Panama and the fiscal agent may determine and that does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If a court renders a judgment in respect of amounts due to a holder of a debt security permitting Panama to pay such amounts in a currency (“judgment currency”) other than the currency in which the debt security was required to be paid by its terms (“debt security currency”), Panama and such holder are deemed to have agreed, to the fullest extent permitted under applicable law, that:

♦
the rate of exchange for the determining of the amount of such judgment shall be based on the rate at which such holder, using normal banking procedures, could purchase the debt security currency with the judgment currency in the relevant principal financial center for the debt security currency, two business days preceding the date of such judgment; and

♦
if on the business day following the holder’s receipt of such payment in the judgment currency, such holder is not able, in accordance with normal banking procedures, to purchase with the judgment amount at least the amount of debt security currency which was due to him under the original terms of the debt security, Panama will indemnify such holder for the shortfall; if such holder is able to purchase with such judgment currency an amount of debt security currency greater than that to which he would have been entitled, and if all of Panama’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit any excess to Panama.

Tax Withholding

All payments of principal and interest in respect of the debt securities of any series by Panama will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by Panama or any other jurisdiction from which or through which payment is made to holders of debt securities in respect of the debt securities or any political subdivision or authority thereof or therein having power to tax (together “Taxes”), unless such withholding or deduction is required by law. In such event, Panama shall pay such additional amounts as will result in receipt by the holders of debt securities of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any debt security of any series:

(a) to a holder where such holder is liable to pay such Taxes in respect of any debt security of such series by reason of such holder’s having some connection with Panama other than the mere holding of such debt security of such series or the receipt of principal and interest in respect thereof.

(b) to a holder who is liable for such Taxes by reason of such holder’s failure to comply with any reasonable certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Panama, or any political subdivision or taxing authority thereof or therein, of such holder or the holder of any interest in such debt security of such series or rights in respect thereof, if compliance is required by Panama, or any political subdivision or taxing authority thereof or therein, as a precondition to exemption from such deduction or withholding; provided, however, that the limitations on Panama’s obligations to pay additional amounts shall not apply if such certification, identification, or other reporting requirements would be materially more onerous, in form, in procedure, or in substance of information disclosed by the relevant holders or beneficial owners than comparable information or other reporting requirements imposed by United States tax law, regulation or administrative practice; or to a holder who is liable for such Taxes by reason of the failure of such holder to present such holder’s debt security for payment (where such presentation is required) within 30 calendar days after the date on which such payment thereof became due and payable or is duly provided for and notice thereof is given to the holder, whichever occurs later, except to the extent that such holder would have been entitled to additional amounts in respect of such Taxes on presenting such debt security for payment on any date within such 30 calendar days.

Any reference herein to “principal” and/or “interest” shall be deemed to include any additional amounts which may be payable under the debt securities.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

♦	the depositary notifies Panama that it is unwilling, unable or no longer qualified to continue to act as depositary and Panama does not appoint a successor depositary within 90 days; or

♦	at any time Panama decides it not longer wishes to have all or part of the debt securities represented by a global security.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

♦	only in fully registered form;

♦	without interest coupons; and

♦	in denominations of $1,000 and greater multiples.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

♦	You cannot get debt securities registered in your name for so long as they are represented by the global security;

♦	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

♦	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

♦	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

♦	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expects to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Panama has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Panama is not responsible for maintaining, supervising or reviewing those records or payments. Panama has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

WARRANTS

Panama may issue warrants to purchase debt securities, either separately or together with debt securities. If Panama issues any warrants, each issue of warrants will be issued under a warrant agreement between Panama and a bank or trust company, as warrant agent. The terms of any warrant agreement related to the issue of warrants and the specific terms of the issue of warrants will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

♦	the terms listed under the heading “Debt Securities” as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

♦	the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price of those debt securities;

♦	the procedures you must follow and the conditions you must satisfy to exercise your warrants;

♦	the dates on which your right to exercise your warrants begins and expires;

♦	whether and under what conditions Panama may cancel or terminate your warrants;

♦	whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

♦
whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms and, if issued in registered form, whether the warrants can be transferred and registered; and

♦	any special United States federal income tax considerations applicable to the issuance of your warrants; and

♦	any other terms of such warrants.

GOVERNING LAW

The fiscal agency agreement, the warrant agreement, the debt securities and the warrants will be governed by and interpreted in accordance with the laws of the State of New York, without regard to any conflicts-of-laws principles that would require the application of the laws of a jurisdiction other than the State of New York. The laws of Panama will govern all matters concerning authorization and execution of the securities by Panama.

JURISDICTION AND ENFORCEMENT

Panama is a foreign sovereign state. Consequently, your ability to sue Panama may be limited. Panama will irrevocably submit to the non-exclusive jurisdiction of any New York State or Federal court in New York City in any related proceeding (i.e., any suit, action or proceeding arising out of or relating to the debt securities or the warrants) and Panama will irrevocably agree that all claims in respect of any related proceeding may be heard and determined in such New York State or Federal court.

Panama will appoint and will agree to maintain the person acting as or discharging the function of Consul General of the Republic of Panama in New York City as its authorized agent to receive on behalf of Panama and its property service of copies of the summons and complaint and any other process which may be served in any related proceedings. The address of the office of the authorized agent is:

1212 Avenue of the Americas
10th Floor
New York, New York 10036

Panama will irrevocably waive, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any related proceeding and any objection to any related proceeding on the grounds of venue, residence or domicile.

To the extent that Panama has or may acquire any immunity from jurisdiction of the courts or from any legal process in the courts, Panama will irrevocably agree not to claim and will irrevocably waive any immunity in respect of any related proceeding. Without limiting the generality of the foregoing, Panama will agree that these waivers shall have the fullest scope permitted under the Foreign Sovereign

Immunities Act of 1976 of the United States. Notwithstanding the foregoing, the execution on or attachment of revenues, assets and property of Panama located in Panama through the Panamanian courts, both prior to and post-judgment, shall be subject to the provisions of Articles 1033, 1034, 1674 and 1963 of the Judicial Code of the Republic of Panama.

Panama has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by Panama with respect to these actions, it would not be possible to obtain a judgment in such an action brought in a United States court against Panama unless this court were to determine that Panama is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, under the Foreign Sovereign Immunities Act it may not be possible to enforce in Panama a judgment based on such a United States judgment. Execution upon property of Panama located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

PLAN OF DISTRIBUTION

Panama may sell any combination of the debt securities and/or warrants in any of three ways:

♦	through underwriters or dealers;

♦	directly to one or more purchasers; or

♦	through agents.

Each prospectus supplement will set forth:

♦	the name or names of any underwriters or agents;

♦	the purchase price of the securities of that series;

♦	the net proceeds to Panama from the sale of these securities;

♦	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

♦	any initial public offering price; and

♦	any discounts or concessions allowed or reallowed or paid to dealers.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute these securities on a firm commitment basis. In this case, the underwriters will acquire these securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Panama may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Panama may also sell securities of any series directly to the public or through agents designated by Panama from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

Panama may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Panama under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Panama may offer the securities of any series to present holders of other securities of Panama as consideration for the purchase or exchange by Panama of other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Panama may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Panama in the ordinary course of business.

VALIDITY OF THE SECURITIES

The validity of the debt securities and warrants will be passed upon for Panama by Licenciada Alma Montenegro de Fletcher, the Procuradora de la Administración of Panama, or by a duly authorized attorney of the Procuraduría de la Administración and by Arnold & Porter, United States counsel to Panama, and for the underwriters, if any, by United States counsel and Panama counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Panamanian law, Arnold & Porter may rely on the opinion of the Procuradora de la Administración. As to all matters of United States law, the Procuradora de la Administración may rely on the opinion of Arnold & Porter. Certain statements with respect to matters of Panamanian law in this prospectus have been passed upon by the Procuradora de la Administración, and are made upon her authority.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Panama or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Panama. All other information in this prospectus and the registration statement (of which this prospectus is a part)

is included as a public official statement made on the authority of the Minister of Economy and Finance of Panama.

AUTHORIZED REPRESENTATIVE

The authorized representative of Panama in the United States of America is the Ambassador of Panama to the United States of America, whose address is:

Embassy of Panama
2862 McGill Terrace, N.W.
Washington, D.C. 20008

GLOSSARY

“Indebtedness” means any payment obligations (whether pursuant to a guarantee or otherwise), including any contingent liability, for borrowed money or arising from bonds, debentures, notes or similar instruments.

“Interoceanic Region Assets” means real property and properties reverting to Panama pursuant to the Panama Canal Treaty between Panama and the United States, dated September 7, 1977.

“Lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from revenues or the proceeds of any asset of any kind whether in effect on the date the fiscal agency agreement becomes effective or at any time thereafter.

“Public External Indebtedness” means any Public Indebtedness which is not issued pursuant to agreements or evidenced by instruments that submit the resolution of all disputes arising thereunder to the exclusive jurisdiction of the courts of Panama.

“Public Indebtedness” means any Indebtedness of, or guaranteed by, Panama which:

♦	is publicly offered or privately placed in securities markets,

♦	is in the form of, or represented by, bonds, notes or other securities or any guarantees thereof,

♦
is, or was intended at the time of issue to be, quoted, listed or traded on any stock exchange, automated trading system or over-the-counter or other securities market (including, without prejudice to the generality of the foregoing, securities eligible for sale pursuant to Rule 144A under the United States Securities Act of 1933 (or any successor law or regulation of similar effect)) and

♦
has an original maturity of more than one year or is combined with a commitment so that the original maturity of one year or less may be extended at the option of Panama to a period in excess of one year

THE ISSUER

The Republic of Panama
Ministerio de Economía y Finanzas
Dirección de Crédito Público
Vía España y Calle 52
Edificio Ogawa, Piso 4
Apartado 2694, Zona 3
Panama, Republic of Panama

JOINT LEAD MANAGERS
AND BOOKRUNNERS

J.P. Morgan Securities Inc.	Morgan Stanley & Co. Incorporated
270 Park Avenue New York, New York 10017 United States	1585 Broadway New York, New York 10036 United States

FISCAL AGENT

JPMorgan Chase Bank
450 West 33rd Street,15th Floor
New York, New York 10001
United States

LEGAL ADVISORS

To Panama as to U.S. law:	To the underwriters as to U.S. law:
Arnold & Porter	Sullivan & Cromwell
399 Park Avenue New York, New York 10022 United States	125 Broad Street New York, New York 10004 United States

To Panama as to Panamanian law:	To the underwriters as to Panamanian law:
Lic. Alma Montenegro de Fletcher Procuradora de la Administración Apartado Postal 10288 Panama 4, Republic of Panama	Arias, Fábrega & Fábrega Edificio Plaza 2000 Calle 50, Apartado 6307 Panama 5, Republic of Panama

US$430,000,000

Republic of Panama

9.375% Global Bonds Due 2023

Prospectus Supplement

November 22, 2002

JPMorgan	Morgan Stanley